RESULTS OF THE SPECIAL MEETING OF
SHAREHOLDERS UNAUDITED

A special meeting of shareholders of
the Green Century Equity Fund was
held on November 6 2006 to consider
the proposals below.  Each proposal
was approved.  Shareholders of record
as of September 8 2006 were entitled
to vote.  The results of the vote at
the meeting were as follows:

  1.   To approve an Investment
     Advisory Agreement with Green Century
     Capital Management Inc.

     Affirmative    Against   Abstain
Total
     844266    5019    55303  904588
     93.3      .6      6.1
100

  2.   To approve an Investment
     Subadvisory Agreement with Mellon
     Equity Associates LLP

     Affirmative    Against   Abstain
     Total
     841125    6801    56662  904588
     93        .8      6.3
100